Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES THE APPOINTMENT OF MR. PIERRE ROUGEAU AS CHIEF FINANCIAL OFFICER

MONTREAL, Quebec, Canada, November 26, 2012 – Richmont Mines Inc. (TSX – NYSE MKT: RIC), (“Richmont” or the “Corporation”) is pleased to announce the appointment of Pierre Rougeau to the position of Executive Vice-President and Chief Financial Officer, effective December 3, 2012. Mr. Rougeau will be based at Richmont’s corporate office in Montreal.

Paul Carmel, President and CEO of Richmont Mines, stated: “We are very pleased to welcome Mr. Rougeau to our team. In addition to bringing almost 30 years of business and operational experience to Richmont, Mr. Rougeau’s financial background, which includes 6 years as CFO for Abitibi Consolidated Inc., will add depth and focus to our management team. In particular, his knowledge of finance, controls, treasury, in addition to his experience in the capital markets, will complement Richmont’s current executive team in our endeavour to create long-term value for Richmont shareholders. We are fortunate to have been able to recruit such a high caliber individual as Mr. Rougeau to be our CFO.”

About Pierre Rougeau
Mr. Rougeau was Executive Vice-President, Operations and Sales for AbitibiBowater Inc. from 2009 through 2011, Chief Financial Officer for Abitibi Consolidated Inc. from 2001 to 2007, Head of Forest Products Investment Banking at UBS Warburg – Canada from 1998 to 2001, and worked at McLeod Young Weir/Scotia Capital from 1986 to 1998, where he held various positions in Investment Banking, including Managing Director.

Mr. Rougeau holds a Bachelor of Science, in Business Administration (Accounting) from St-Louis University in Missouri, and a Master’s of Science in Finance, from the University of Sherbrooke in Quebec.

About Richmont Mines Inc.
Richmont Mines has produced over 1,300,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and has recently brought the Francoeur Mine into commercial production. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES ANNOUNCES THE APPOINTMENT OF MR. PIERRE ROUGEAU AS CHIEF FINANCIAL OFFICER
November 26, 2012

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

Investor Relations:	Medias:
Jennifer Aitken	Francis Beauvais
RICHMONT MINES INC.	RICHMONT MINES INC.
Phone: 514 397-1410	Phone: 819 797-2465
E-mail: jaitken@richmont-mines.com	E-mail: fbeauvais@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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